Exhibit 99.1
Management’s Discussion and Analysis of Financial Conditions and Results of Operations
          Our consolidated financial statements for the six months ended June 30, 2008 and 2009, which also are included in this report on Form 6-K, reflect the operating results of our three operating groups, Broadcast, Print and Advertising. We established and developed our operating groups through acquisitions and other transactions. We have made acquisitions in rapid succession to build our integrated platform of products and services. We must integrate these acquisitions successfully, as well as any future acquisitions. Some of our businesses have incurred net losses in the past, such as Fortune China in our Broadcast Group and our magazine operations in our Print Group. We must ensure they are profitable in the future. In addition, we must adapt to continuing technological innovations and changes in the regulatory environment.
          On April 2, 2009, through our subsidiary Upper Step Holdings Limited, we acquired 100% of the equity of Everfame Development Limited, or Everfame, for cash consideration of $22.6 million. Everfame principally engages in providing content to and selling advertisements for Shaanxi Satellite Television through an exclusive license agreement with Shaanxi Television Station. For details regarding our acquisitions before 2009, see “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the year ended December 31, 2008, or the Annual Report.
          Some of our acquisitions require us to make earn-out payments for several years after the close of the acquisitions. In the six months ended June 30, 2009, our Broadcast Group made the following earn-out payment:
•	M-in. We acquired 100% of the ordinary shares of East Alliance Limited on June 4, 2007 at an initial price of approximately $9.5 million. East Alliance Limited is an investment holding company for its wholly-owned subsidiaries and VIEs, collectively M-in. In addition to the initial consideration, the equity owners of M-in are entitled to additional consideration, 60% payable in cash and 40% in our common shares, based on a predetermined earn-out formula applied to aggregate audited operating results through December 31, 2007 and 2008. Based on M-in’s audited operating results through December 31, 2007, we paid additional consideration totaling $11.9 million to the equity owners for the year ended December 31, 2008, which resulted in us recording additional goodwill of $11.9 million. The additional consideration paid consisted of a cash payment of $7.1 million, with the remaining $4.7 million settled by the issuance of 3,261,670 of our class A common shares. Based on M-in’s audited operating results through December 31, 2008, we paid additional consideration totaling $7.4 million for the six months ended June 30, 2009. This resulted in us recording additional goodwill of $7.0 million for the six months ended June 30, 2009.
          In the six months ended June 30, 2009, our Advertising Group made the following earn-out payment:
•	Singshine Marketing. We acquired 100% of Singshine (Holdings) Hongkong Ltd.’s ordinary shares, and its subsidiaries and VIEs, collectively Singshine Marketing, on June 11, 2007 for an initial price of approximately $6.4 million. In addition, the shareholders of Singshine Marketing are entitled to additional cash consideration based on a predetermined earn-out formula applied to aggregate audited operating results through December 31, 2007, 2008 and 2009. For the year ended December 31, 2008, based on Singshine Marketing’s audited operating results through December 31, 2007, we paid additional cash consideration totaling $5.4 million and have finalized the purchase price allocation on the assets acquired and liabilities assumed pursuant to this transaction. This resulted in additional goodwill of $6.6 million for the year ended December 31, 2008. For the six months ended June 30, 2009, based on Singshine Marketing’s audited operating results through December 31, 2008, we paid additional cash consideration totaling $7.4 million to the shareholders for this acquisition. This resulted in us recording additional goodwill of $7.4 million for the six months ended June 30, 2009.

•	JCBN China. We acquired 100% of the ordinary shares of Shanghai Paxi Advertising Co. Ltd. and its subsidiaries, collectively JCBN China, on November 27, 2007 for an initial price of approximately $40.8 million. In addition to the initial consideration, the equity owners of JCBN China are entitled to additional consideration, 60% payable in cash and 40% in our class A common shares, based on a predetermined earn-out formula applied to aggregate audited operating results through December 31, 2008 and 2009. The 2008 earn-out consideration of $23.0 million was finalized in the third quarter of 2009.

•	Profitown Group . On November 27, 2007, we acquired 100% of Profitown’s ordinary shares at an initial consideration of $2.2 million. In addition to the initial consideration, the equity owners of Profitown Group are entitled to additional consideration, 60% payable in cash and 40% in our class A common shares based on a predetermined earn-out formula applied to aggregate audited operating results through December 31, 2008 and 2009. The 2008 earn-out consideration of $1.7 million was finalized in the third quarter of 2009.
General factors affecting our results of operations
          We have benefited significantly from China’s overall economic and population growth. The overall economic and population growth and the increase in the gross domestic product per capita in China have led to a significant increase in spending on advertising in China. Advertising spending in China has been impacted by the global economic recession, which while subsiding has continued through the first half of 2009. Adverse changes in the economic or political conditions in China may have a material adverse effect on the media industry in China and on advertising spending, which in turn may harm our business and results of operations. See “Item 5. Operating and Financial Review and Prospects” in the Annual Report for other factors affecting our results of operations.
Description of Certain Income Statement Items
Our revenues
          Net revenues. For the six months ended June 30, 2008 and 2009, we generated total net revenues of $82.7 million and $63.3 million, respectively. Our net revenues differed substantially in the two periods indicated mainly due to the effect of the global economic downturn and the divestment of certain subsidiaries. Our revenues are net of PRC business taxes, advertising rate adjustments and rebates.
          We currently derive revenues from the following sources:
•	advertising services, including our below-the-line services, which accounted for 54.6% and 56.0% of our total net revenues for the six months ended June 30, 2008 and 2009, respectively;

•	content production and sales, which accounted for 4.2% and 1.7% of our total net revenues for the six months ended June 30, 2008 and 2009, respectively;

•	advertising sales, which accounted for 40.8% and 42.0% of our total net revenues for the six months ended June 30, 2008 and 2009, respectively; and

•	publishing services, which accounted for 0.4% and 0.3% of our total net revenues for the six months ended June 30, 2008 and 2009, respectively.
          In the six months ended June 30, 2009, we expanded our advertising sales revenues mix to include the following new media source:
•	Shaanxi Satellite Television. Through our agreements with Shaanxi Television Station, we have the exclusive right to provide content to and sell advertisements for Shaanxi Satellite Television. We recognize these revenues when the related advertisements are broadcast. Our consolidated results of operations for the six months ended June 30, 2009 included these revenues from the date of our acquisition of Everfame, April 2, 2009, which amounted to $7.8 million.
Operating costs and expenses
          Our operating costs and expenses consist of cost of revenues, selling and distribution expenses and general and administrative expenses. The following table sets forth the components of our operating costs and expenses, both in dollar amounts and as a percentage of total net revenues for the periods indicated.

	Six Months Ended		Six Months Ended
	June 30, 2008		June 30, 2009
	$	%	$	%
	(In thousands, except percentages)
Total net revenues	82,683	100.0	63,283	100.0
Operating costs and expenses:
Cost of revenues
Advertising services	33,206	40.2	25,287	40.0
Content production	1,503	1.8	582	0.9
Advertising sales	14,797	17.9	18,718	29.6
Publishing services	549	0.7	424	0.7
Selling and distribution	10,582	12.8	6,812	10.8
General and administrative	24,465	29.6	13,024	20.6

Total operating costs and expenses	85,102	103.0	64,847	102.6

          Cost of revenues. Our cost of revenues primarily consists of the following four components:
•	Advertising services. Advertising services costs primarily consist of our direct costs to secure advertising time or space with various broadcast and print media, costs to produce advertisements, mobile value-added services costs and marketing services costs. Mobile value-added services costs represent our direct costs of providing mobile value-added services. Marketing services costs represent our direct costs of providing marketing services, including events organization.

•	Content production. Content production costs are primarily direct costs we incur in producing television programs, including production overhead, development costs and pre-production costs, the cost of purchasing distribution rights for programs produced by other production companies, salaries and purchases of software and hardware.

•	Advertising sales. Advertising sales costs primarily consist of (a) the fees we pay to our strategic partners, and amortization of these fees, in return for advertising revenues generated from Inner Mongolia Satellite Television, Shaanxi Satellite Television, China Radio International’s EasyFM station in Beijing and Shanghai, channel FM107.7, FM103.6 and FM90.0 of the Guangdong People’s Radio Station, Money Journal, Chinese Venture and the Economic Observer, (b) costs to maintain and operate our outdoor advertising network, (c) program production costs for the Fortune China and other programs and (d) royalties to Dow Jones.

•	Publishing services. Publishing services costs primarily represent our costs incurred relating to the publication and distribution of Money Journal and certain books.
          Share-based compensation expenses. See “Item 6.B. Directors, senior management and employees — Compensation of Directors and Executive Officers — Share options” in the Annual Report. Because our option plan covers all of our employees, changes in the amount of share-based compensation expenses will primarily affect our reported net income, earnings per share and all line items of our operating costs and expenses, which include cost of revenues, selling and distribution expenses and general and administrative expenses. We used the Binomial option pricing model for grants that occurred in the six months ended June 30, 2008 and 2009.
          Set forth below is a summary of our share-based awards granted in the six months ended June 30, 2008 and 2009:
•	We granted the following class A common shares to certain executive and employees as follows:

	Number of		Fair Value of Class
	Common Shares	Share	A Common Shares
Grant Date	Granted	Purchase Price	at Grant Date	Type of Valuation
June 23, 2009	180,000	Par value	0.37	Market Approach

•	We granted options to our employees and consultants as follows:

	Number of		Fair Value of
	Common Shares		Underlying	Fair Value of
	Underlying	Option	Common Shares at	Option at
Grant Date	Options Granted	Exercise Price	Grant Date	Grant Date	Type of Valuation
January 8, 2009	1,000,000	0.305	0.305	0.18	Market Approach

(1)	Total number of options granted in 2006 was 11,198,180 of which an aggregate of 3,072,596 options were exercised during 2007, 2008 and first half of 2009 while 2,626,721 options lapsed during 2006, 2007, 2008 and first half of 2009, mostly due to termination of employment.
          Options representing 7,288,863 common shares were outstanding as of June 30, 2009.
Discontinued Operations
          Shanghai Hyperlink Market Research Co., Ltd was established in the PRC on July 15, 1997, for a term of 20 years. Shanghai Hyperlink Market Research Co., Ltd and its subsidiary (collectively, “Shanghai Hyperlink”) primarily engage in market research in the PRC and provide services, including the study of market characteristics, consumer preferences and opinions with respect to advertising and media content, and business and technology issues. In the first quarter of 2009, we signed an agreement to sell Hyperlink for approximately $10.7 million. As Shanghai Hyperlink’s results of operations are separately reported as “discontinued operations,” its assets and liabilities have been reclassified as “assets and liabilities held for sale.” The net income of Shanghai Hyperlink was approximately $0.4 million and $0.1 million for the six months ended June 30, 2008 and 2009, respectively. The decrease in net income between these two periods was mainly due to the global economic downturn which led to decreased spending on market research.
Critical Accounting Policies
Basis of presentation
          Our critical accounting policies remained consistent with those stated in the Annual Report, other than accounting for noncontrolling interest and convertible debt.
          In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for the noncontrolling interests (“NCIs) in a subsidiary, changes in a parent’s ownership interest and for the deconsolidation of a subsidiary. SFAS 160 requires, among other items, that NCIs (previously referred to as minority interest) be included in the consolidated balance sheets within equity separate from the parent’s equity, consolidated net income be reported at amounts inclusive of both the parent’s and the NCI’s shares with disclosure on the face of the consolidated statements of earnings of the amounts attributable to the parent and to the NCIs, changes in a parent’s ownership be treated as an equity transaction and, if a subsidiary is deconsolidated, any retained NCI in the former subsidiary be measured at fair value and a gain or loss be recognized in net income. The provisions of the standard are to be applied prospectively, except for the presentation and disclosure requirements, which are to be applied retrospectively to all periods presented. SFAS 160 became effective for us on January 1, 2009.
          In June 2008, the EITF of FASB issued EITF Issue 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF Issue 07-5 is effective for fiscal years and interim periods beginning after December 15, 2008. This issue applies to any freestanding financial instrument or embedded feature that has all the characteristics of a derivative for purposes of determining whether that instrument or embedded feature is indexed to an entity’s own stock, which is the first part of the scope exception in paragraph 11(a) of Statement 133. This issue states that an entity shall evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock using the two-step approach of (a) evaluating the instrument’s contingent exercise provisions, if any, and (b) evaluate the instrument’s settlement provisions. As a consequence of adoption EITF Issue 07-5, the conversion feature of our convertible loan was required to be bifurcated as a derivative and subsequently fair valued through earnings. There was no material cumulative adjustment on adoption of EITF 07-5.

Results of Operations
          The following table sets forth a summary of the consolidated statements of operations of our company for the periods indicated. This information should be read together with the consolidated financial statements of our company for the six months ended June 30, 2008 and 2009, including the related notes, that appear in this report on Form 6-K.

	Six Months Ended	Six Months Ended
	June 30, 2008	June 30, 2009
	(In thousands, except per share data)
Net revenues:
Advertising services	$45,165		$35,409
Content production	3,461		1,086
Advertising sales	33,746		26,555
Publishing services	311		233

Total net revenues	82,683		63,283

Cost of revenues:
Advertising services	33,206		25,287
Content production	1,503		582
Advertising sales	14,797		18,718
Publishing services	549		424

Total cost of revenues	50,055		45,011

Operating expenses:
Selling and distribution	10,582		6,812
General and administrative(1)	24,465		13,024
Total operating expenses	35,047		19,836
Other operating income	7		1,928

Income (loss) from continuing operations	(2,412)		364
Other expenses, net	(1,967)		(5,173)
Provision for income taxes (benefit)	3,200		682

Net loss from continuing operations	(7,579)		(5,491)
Discontinued operations:
Income from discontinued operations	517		90
Provision for income taxes	129		51

Discontinued operations, net of taxes	388		39

Net loss	$(7,191)		$(5,452)
Net income (loss) attributable to non-controlling interests	326		(167)

Net loss attributable to XSEL	$(7,517)		$(5,285)
Dividends declared to redeemable convertible preferred shares	800		1,280

Net loss attributable to holders of common shares	$(8,317)		$(6,565)

Net loss per share:
Basic and diluted from continuing operations – class A common shares	$(0.06)		$(0.04)
Basic and diluted from continuing operations – class B common shares	$(0.06)	$	N/A
Basic and diluted from discontinued operations – class A common shares	$0.00		$0.00
Basic and diluted from discontinued operations – class B common shares	$0.00	$	N/A
Shares used in computation:
Basic – class A common shares	83,023		151,520
Basic – class B common shares	50,055		N/A
Diluted – class A common shares	83,023		151,520
Diluted – class B common shares	50,055		N/A

(1)	Includes share-based compensation expenses of $6.7 million and $1.4 million for the six months ended June 30, 2008 and 2009, respectively.

          Six months ended June 30, 2009 Compared to six months ended June 30, 2008
          Net revenues. We generated net revenues of $82.7 million and $63.3 million for the six months ended June 30, 2008 and 2009, respectively, from the following sources:
•	Advertising services. Our net revenues from advertising services were $45.2 million and $35.4 million, and constituted 54.6% and 56.0% of our total net revenues, for the six months ended June 30, 2008 and 2009, respectively. Our advertising services for the six months ended June 30, 2008 and 2009 were derived primarily revenues from advertising agency services for print, television, billboard and website advertising medium, mobile value-added services and marketing services, including event organization, visual design and production. Our advertising services revenue decreased by $9.8 million between the two indicated six-month periods primarily due to the global economic downturn which lead to decreased spending on advertising services.

•	Content production. Our net revenues from content production were $3.5 million and $1.1 million, and constituted 4.2% and 1.7% of our total net revenues, for the six months ended June 30, 2008 and 2009, respectively. Our content production revenues for the six months ended June 30, 2008 and 2009 represented primarily revenues from the production and distribution of drama series and other television programs, graphic design services, provision of post-production services and animation. Our content production revenues decreased by $2.4 million between the two indicated six-month periods mainly due to decreased production of television programs, animation, visual effects for television commercials and films, and post-production services due to the repositioning of our business to focus on sports and entertainment. Our content production revenues as a percentage of total net revenues decreased in line with our content production revenues.

•	Advertising sales. Our net revenues from advertising sales were $33.7 million and $26.6 million, and constituted 40.8% and 42.0% of our total net revenues, for the six months ended June 30, 2008 and 2009, respectively. Our advertising sales revenues for the six months ended June 30, 2008 and 2009 included advertising revenues generated by Money Journal, Funds Observer, Chinese Venture and billboard advertising, the provision of content and sales of advertising to radio stations, sales of advertising and sponsorship on Inner Mongolia Satellite Television and sales of advertising and sponsorship in our Fortune China programs. Our advertising sales revenues decreased by $7.1 million between the two indicated six-month periods mainly due to (a) the global economic downturn which lead to decreased spending on advertising sales, (b) our divestment of Convey, a former subsidiary and (c) our newly acquired exclusive right to provide content to and sell advertisements for Shaanxi Satellite Television.

•	Publishing services. Our net revenues from publishing services were $0.3 million and $0.2 million, and constituted 0.4% and 0.3% of our total net revenues, for the six months ended June 30, 2008 and 2009, respectively. Our publishing services revenues for the six months ended June 30, 2008 and 2009 primarily consisted of subscription fees and retail sales of Money Journal, Funds Observer and China Venture. Our publishing services revenues decreased by $0.1 million between the two indicated six-month periods due to a decrease in magazine circulation as a result of decreased demand for financial publications in light of the global economic crisis.
          Cost of revenues. Our total cost of revenues was $50.1 million and $45.0 million, and constituted 60.5% and 71.1% of our total net revenues, for the six months ended June 30, 2008 and 2009, respectively. Our total cost of revenues consisted of the following:
•	Advertising services. Our advertising services costs of $33.2 million and $25.3 million accounted for 66.3% and 56.2% of our total cost of revenues for the six months ended June 30, 2008 and 2009, respectively. Our advertising services costs in the six months ended June 30, 2008 and 2009 were derived primarily from advertising agency services for print, television, billboard and website advertising medium, mobile value-added services and marketing services, including event organization, visual design and production. Our advertising services costs decreased by $7.9 million between the two indicated six-month periods in line with the decrease in advertising services revenue. Our advertising services costs as a percentage of total cost of revenues fell in line with the decrease in revenues attributable to advertising services as a percentage of total net revenues.

•	Content production. Our content production costs of $1.5 million and $0.6 million constituted 3.0% and 1.3% of our total cost of revenues for the six months ended June 30, 2008 and 2009, respectively, and represented primarily the cost of purchasing distribution rights for programs, development costs, pre-production costs, production overhead and purchases of software and hardware. Our content production costs decreased by $0.9 million between the two indicated six-month periods in line with the decrease in content production revenue.

•	Advertising sales. Our advertising sales costs of $14.8 million and $18.8 million constituted 29.6% and 41.5% of our total cost of revenues for the six months ended June 30, 2008 and 2009, respectively. Our advertising sales costs in the six months ended June 30, 2008 and 2009 primarily consisted of amortization of advertising rights in relation to the Economic Observer and Inner Mongolia Satellite Television, production fees for our Fortune China operations, costs to secure advertising time from radio stations and costs associated with Funds Observer, Chinese Venture and our outdoor advertising network. Our advertising sales costs increased by $4.0 million between the two indicated six-month periods primarily due to the (a) divestment of Convey and (b) costs incurred to secure newly acquired exclusive to provide content to and sell advertising for Shaanxi Satellite Television.

•	Publishing services. Our publishing services costs of $0.5 million and $0.4 million constituted 1.1% and 1.0% of our total cost of revenues for the six months ended June 30, 2008 and 2009, respectively, and primarily consists of costs incurred relating to the publication and distribution of Money Journal, Funds Observer, China Venture and certain books. Our publishing services costs decreased by $0.1 million between the two indicated six-month periods primarily due to decreased demand for our publishing services.
          Operating expenses. Our total operating expenses of $35.0 million and $19.8 million constituted 42.4% and 31.3% of our total net revenues for the six months ended June 30, 2008 and 2009, respectively, and consisted of the following:
•	Selling and distribution expenses. Our selling and distribution expenses of $10.6 million and $6.8 million, represented 30.2% and 34.3% of our total operating expenses for the six months ended June 30, 2008 and 2009, respectively. Our selling and distribution expenses decreased by $3.8 million between the two indicated six-month periods primarily due to (a) a decrease in amortization expense of $2.1 million and (b) a decrease in marketing cost of $2.7 million, offset by an increase in staff cost of $0.6 million. Our selling and distribution expenses as a percentage of our total operating expenses increased between the two indicated six-month periods primarily due to a significant decrease in general administrative expenses.

•	General and administrative expenses. Our general and administrative expenses of $24.5 million and $13.0 million represented 69.8% and 65.7% of our total operating expenses for the six months ended June 30, 2008 and 2009, respectively. Our general and administrative expenses decreased by $11.5 million between the two indicated six-month periods primarily due to a decrease in staff costs of $2.5 million, a decrease in share based compensation expenses of $5.3 million and a decrease of exchange loss of $1.0 million. Our general and administrative expenses as a percentage of our total operating expenses decreased between the two indicated six-month periods in line with the decrease in general and administrative expenses.
          Other operating income. We recorded other operating income of $1.9 million for the six months ended June 30, 2009, representing a refund of previously paid business tax and the writing off of other payables. Other operating income recorded for the six months ended June 30, 2008 was immaterial.
          Other income (expense), net. We had other expense, net, of $2.0 million and $5.2 million for the six months ended June 30, 2008 and 2009, respectively. Other expense, net, for the six months ended June 30, 2008 included interest expense in connection with bank loans, imputed interest on long-term obligations and other liabilities net of bank interest income of $0.7 million and interest income from a loan to a related party of $0.4 million. Other expenses, net, for the six months ended June 30, 2009 primarily included interest expense of convertible loans and bank loans, imputed interest on long-term obligations net of bank interest income of $0.4 million, imputed interest income of $1.0 million from consideration received from the divestment of Convey and a fair value gain on a convertible loan of $1.4 million

          Provision for income taxes (benefit). For the six months ended June 30, 2008, we recorded a provision of $3.2 million for income taxes, which included $5.0 million for income taxes offset by a deferred tax credit of $1.8 million. Our effective tax rate was -73.1% for the same period. For the six months ended June 30, 2009, we recorded a provision of $0.7 million for income taxes, which included $1.3 million for income taxes offset by a deferred tax credit of $0.6 million. Our effective tax rate was -0.1% for the same period. The change in provision for income taxes was mainly due to the decreased profitability of our subsidiaries.
          Net income (loss). We had a net loss of $7.5 million and $5.3 million for the six months ended June 30, 2008 and 2009, respectively. We had a net loss of $8.3 million and $6.6 million attributable to holders of common shares as of June 30, 2008 and 2009, respectively, due to our continuing net loss.
          Non-controlling interest. Net income of $0.3 million and a net loss of $0.2 million were recorded as amounts attributable to non-controlling interest for the six months ended June 30, 2008 and 2009, respectively. Non-controlling interest for the six months ended June 30, 2008 represented the portions of our income due to certain minority shareholders of our subsidiaries Beijing Century Media, Xinhua Finance Advertising Limited, Singshine (Holdings) Hongkong Ltd. and Small World Television Limited. Non-controlling interest of for the six months ended June 30, 2009 represented the portions of our income due to certain minority shareholders of our subsidiaries Xinhua Finance Advertising Limited, Singshine (Holdings) Hongkong Ltd. and Small World Television Limited.
Discussion of Segment Operations
          We operate our business in three segments: Broadcast, Print and Advertising. Each of the operating groups is separately organized and provides distinct products and services to different customers. Each group prepares a stand-alone financial reporting package including information such as revenue, expense, and goodwill. We also incur general corporate costs and expenses which are classified separately.

	Six Months Ended	Six Months Ended
	June 30, 2008	June 30, 2009
	(In thousands)
Net revenues of operating segments:
Print	$9,471	$5,923
Advertising	48,544	26,596
Broadcast	24,668	30,764

Total net revenues of our company	82,683	63,283

Cost of revenues and other operating expenses excluding depreciation and amortization:
Print	5,167	2,060
Advertising	38,361	22,771
Broadcast	15,344	21,415
XSEL Corporate	13,050	7,457

Total cost of revenues and other operating expenses excluding depreciation and amortization	71,922	53,703

Depreciation and amortization:
Print	1,007	868
Advertising	3,649	1,764
Broadcast	6,036	8,098
XSEL Corporate	2,488	414

Total depreciation and amortization	13,180	11,144

Other operating income (loss):
Print	—	9
Advertising	6	1,035
Broadcast	1	859
XSEL Corporate	—	25

Total other operating income	$7	$1,928

     Six Months Ended June 30, 2009 Compared to Six Months Ended June 30, 2008
          Net Revenues. Our total net revenues of $82.7 million and $63.3 million for the six months ended June 30 2008 and 2009, respectively, were generated by our operating groups as follows:
•	Print. Our net revenues from the Print Group were $9.5 million and $5.9 million, and constituted 11.5% and 9.4% of our total net revenues, for the six months ended June 30, 2008 and 2009, respectively, and were derived primarily from marketing services, including event organization, advertising sales relating to the Economic Observer and Money Journal and publishing revenues. Our revenues from the Print Group decreased between the two indicated six-month periods primarily due to the global economic downturn which lead to a decrease in magazine and newspaper circulation.

•	Advertising. Our net revenues from the Advertising Group were $48.5 million and $26.6 million, representing 58.7% and 42.0% of our total net revenues, for the six months ended June 30, 2008 and 2009, respectively. Our net revenues from the Advertising Group in 2008 and 2009 primarily consisted of advertising sales revenues generated by billboard advertising, advertising service revenues derived from advertising agency services for print, television, billboard and website advertising medium, and revenues derived from marketing services, including event organization and visual design. Our revenues from the Print Group decreased between the two indicated six-month periods primarily due to the divestment of Convey and the global economic downturn which lead to a decrease in advertising spending.

•	Broadcast. Our net revenues from the Broadcast Group were $24.7 million and $30.8 million, and constituted 29.8% and 48.6% of our total net revenues, for the six months ended June 30, 2008 and 2009, respectively. Our net revenues from the Broadcast Group in 2008 and 2009 primarily consisted of the provision of content and sales of advertising in relation to radio stations, sales of advertising and sponsorship on Inner Mongolia Satellite Television, sales of advertising and sponsorship on our Fortune China programs, and sales of mobile value-added services. Our net revenues from the Broadcast Group increased between the two indicated six-month periods primarily due to revenue attributed to our newly acquired exclusive right in Shaanxi Satellite Television.
          Cost of revenues and other expenses excluding depreciation and amortization. Our total cost of revenues and other expenses excluding depreciation and amortization of $71.9 million and $53.7 million for the six months ended June 30, 2008 and 2009, respectively, consisted of the following:
•	Print. Print Group costs of $5.2 million and $2.1 million, or 7.2% and 3.8% of our total cost of revenues and other operating expenses excluding depreciation and amortization for the six months ended June 30, 2008 and 2009, respectively, were incurred primarily from event organization costs, including booking venues, printing material and purchasing flight tickets for certain guests, costs incurred relating to the publication and distribution of Money Journal, Funds Observer, Chinese Venture and certain books and sales commissions. Our cost of revenues attributable to the Print Group decrease between the two indicated six-month periods in line with decreased revenues from our Print Group.

•	Advertising. Advertising Group costs of $38.4 million and $22.8 million, representing 53.3% and 42.4% of our total cost of revenues and other operating expenses excluding depreciation and amortization for the six months ended June 30, 2008 and 2009, respectively, primarily consisted of the purchase of advertising time or space from various media outlets, event organization costs, salaries and allowances, marketing costs, sales commissions, costs for outsourcing research, translation costs and transportation costs. Our cost of revenues attributable to the Advertising Group decreased between the two indicated six-month periods primarily due to the divestment of Convey.

•	Broadcast. Broadcast Group costs of $15.3 million and $21.4 million constituted 21.3% and 39.9% of our total cost of revenues and other operating expenses excluding depreciation and amortization for the six months ended June 30, 2008 and 2009, respectively. Broadcast Group costs in the two indicated six-month periods primarily consisted of production fees, salaries and allowances, the cost of purchasing distribution rights for programs, development costs, pre-production costs, production overhead, purchases of software and hardware and costs associated with operation of our mobile value-added services system. Our cost of revenues attributable to the Broadcast Group grew between two indicated six-months periods primarily due to costs associated with securing our newly acquired exclusive right to provide content to and sell advertisements for Shaanxi Satellite Television.

•	XSEL corporate. Corporate costs of $13.1 million and $7.5 million constituted 18.2% and 13.9% of our total cost of revenues and other operating expenses excluding depreciation and amortization for the six months ended June 30, 2008 and 2009, respectively. Corporate costs consisted primarily of staff benefits, staff salary, auditor remuneration and legal and professional fees. Our cost of revenues attributable to XSEL corporate decreased between the two indicated six-month periods primarily due to a decrease in share based compensation expenses of $4.0 million.
A. Liquidity and Capital Resources
          Our principal sources of liquidity have been cash generated from financing activities, which consisted of funds raised in our initial public offering, bank borrowings, private placements of convertible preferred shares to, and borrowings from, Patriarch Partners, and a private placement of convertible preferred shares to Yucaipa. As of June 30, 2009, we had $32.3 million in cash, $0.03 million in short term deposits and $37.9 million in restricted cash. We do not have direct access to cash or the future earnings of any of our PRC affiliated entities but can direct the use of their cash through agreements that provide us with effective control of these entities. See “Item 4.C. Information on the Company — Organizational structure — Agreements that provide effective control over our affiliated entities” in our Annual Report.
          On March 31, 2006, we issued a promissory note in the amount of $38.2 million for the benefit of Xinhua Financial Network and a promissory note in the amount of $68.5 million for the benefit of Xinhua Finance Limited, or XFL. See “Item 7.B. Major shareholders and related party transactions — Related party transactions — Transactions with XFL or its subsidiaries — Loan agreements and foreign currency agreement between us and XFL or its subsidiaries” in our Annual Report. During the year ended December 31, 2007, XFL paid on our behalf earn-out consideration related to our acquisitions of Beijing Century Media and Xinhua Finance Advertising of $7.4 million and $25.0 million, respectively, and direct costs of $0.2 million. The earn-out consideration payable was calculated based upon a predetermined formula applied to aggregate audited operating results for certain periods multiplied by certain multiples. We repaid $50.0 million in cash to XFL in 2007 and the remaining balance of $113.5 million was permanently waived. During the year ended December 31, 2008, XFL paid on our behalf earn-out consideration related to our acquisitions of Hyperlink, Beijing Century Media and Xinhua Finance Advertising of $2.8 million, $4.5 million and $14.0 million, respectively. As of December 31, 2008, payments of approximately $26.3 million, which included earn-out consideration of $4.9 million, $2.8 million, $4.5 million and $14.0 million for the acquisitions of Economic Observer Advertising, Hyperlink, Beijing Century Media and Xinhua Finance Advertising, respectively, were waived by XFL.
          On October 21, 2008, we entered into a credit agreement with Zohar CDO 2003-1, Limited and Zohar II 2005-1, Limited, as lenders, together with Patriarch Partners Agency Services, LLC, as agent for the lenders. The facility is for a term of four years and is secured by a pledge of our television assets. See “Item 7.B. Major shareholders and related party transactions — Related party transactions — Transactions with Patriarch Partners — 2008 convertible loan facility agreement among us, Zohar CDO 2003-1, Limited and Zohar II 2005-1, Limited, together with Patriarch Partners Agency Services LLC” in our Annual Report. During the year ended December 31, 2008, we had drawn down $33.2 million from this loan facility. During the six months ended June 30, 2009, we had drawn an additional $24.6 million from the loan facility. As of June 30, 2009, we were in compliance with all covenants under the loan facility.
          We require cash to fund our ongoing business and working capital needs, particularly future acquisitions. Since our incorporation on November 7, 2005, we have made a number of strategic acquisitions and expect to continue to acquire businesses that complement our existing operations. To date, we have not encountered any difficulties in meeting our cash obligations. We believe that our current cash and anticipated cashflow from operations will be sufficient to meet our anticipated cash needs for the next twelve months, given our current growth plans. We may need to obtain funds from equity or debt financing should any significant acquisitions be planned or to provide for additional working capital flexibility.

          The following table sets forth a summary of our cashflows for the periods indicated:

	Six Months Ended	Six Months Ended
	June 30, 2008	June 30, 2009
	(In thousands)
Net cash provided by operating activities	$6,049	$2,725
Net cash used in investing activities	(5,295)	(22,147)
Net cash provided by (used in) financing activities	9,064	(436)
Effect of exchange rate changes	2,820	(21)

Net increase (decrease) in cash	12,638	(19,879)
Cash and cash equivalents at beginning of period	44,436	54,089
Less: Cash and cash equivalents at end of period from discontinued operations	—	(1,881)

Cash and cash equivalents at end of period	$57,074	$32,329

     Operating activities
          We have financed our operating activities primarily through cash generated from operating and financing activities. We currently anticipate that we will be able to fund our operations beyond the next twelve months with operating cashflows, existing cash balances generated from financing activities, and the portion of the net proceeds from our initial public offering reserved for general corporate purposes.
          Net cash provided by operating activities totaled $2.7 million for the six months ended June 30, 2009 and was primarily attributable to the performance of our Broadcast and Advertising Groups and included (a) the add-back of non-cash items including depreciation and amortization of $11.1 million and imputed interest on long term payables of $4.6 million and (b) a decrease in accounts receivable of $5.6 million due to a decline in sales generally, partially offset by (i) a net loss of $5.3 million, (ii) an increase in prepaid advertising program space and airtime expenses of $2.1 million due to increased licensing fees, (iii) an increase in prepaid expenses and other current assets of $4.1 million due to an increase in prepayments and deposit payments for television programs and the landing fees for current and newly acquired broadcasting business and (iv) a decrease in accrued expenses and other payables of $5.0 million due to a decrease in advance receipts from customers and general operating expenses.
          Net cash provided by operating activities totaled $6.0 million for the six months ended June 30, 2008 and was primarily attributable to the performance of our Advertising Group and included (a) the add-back of non-cash items including depreciation and amortization of $13.3 million, share-based compensation of $6.7 million and imputed interest on long term payables of 2.2 million, (b) an increase in income taxes payable of $3.2 million and (c) an increase in accounts payable of $1.2 million, partially offset by (i) a net loss of $7.5 million, (ii) an increase in accounts receivable of $7.8 million due to an increase in sales generally, (iii) an increase in prepaid expenses and other current assets of $5.1 million due to an increase in prepaid content expenses as a result of growth of our broadcast business and an increase in long term deposits for outdoor billboards and (iv) deduction of deferred income taxes of $1.8 million.
     Investing activities
          Net cash used in investing activities totaled $22.1 million for the six months ended June 30, 2009 and was primarily attributable to (a) cash paid for the acquisition of subsidiaries, net of cash received of $19.5 million and (b) cash paid for the acquisition of property, equipment and intangible assets of $2.8 million, partially offset by a decrease in short-term deposits of $2.9 million.
          Net cash used in investing activities totaled $5.3 million for the six months ended June 30, 2008 and was primarily attributable to (a) cash paid for the acquisition of property, equipment and intangible assets of $1.0 and (b) an increase in restricted cash of $4.5 million. The restricted cash is cash deposited in order to secure loans in RMB.

     Financing activities
          Net cash used in financing activities totaled $0.4 million for the six months ended June 30, 2009 and was attributable to (a) repayment of bank borrowings of $16.8 million, (b) cash paid for prior acquisitions of $18.4 million and (c) payment of long term payables of $13.4 million, partially offset by (i) proceeds from the issuance of a convertible loan of $24.6 million and (ii) bank borrowings raised of $23.1 million.
          Net cash provided by financing activities totaled $9.1 million for the six months ended June 30, 2008 and was attributable to (a) proceeds from the issuance of convertible preferred shares of $30.0 million and (b) bank borrowings raised of $17.1 million, partially offset by (i) cash paid for prior acquisitions on $15.8 million, (ii) repayment of bank borrowings of $9.2 million, (iii) payment of long term payables of $8.4 million and (iv) the repurchase of common shares of $5.0 million.
          The following table summarizes our outstanding borrowings as of June 30, 2009:

Lender	Principal	Date of Loan	Due Date	Interest Rate
Bank loan	$14.0 million	July 2, 2008	July 1, 2009	Higher of the	per year
				Prime Rate and
				a rate per annum
				which is 1% in
				excess of the
				Federal Funds Rate
Bank loan	RMB20.0 million ($2.9 million)	September 9, 2008	September 8, 2009	4.78%	per year
Convertible loan	$33.2 million	October 21, 2008	October 21, 2012	LIBOR + 6.00%	per year
Bank loan	RMB 18.0 million ($2.6 million)	December 11, 2008	December 10, 2009	5.58%	per year
Bank loan	RMB 10.0 million ($1.5 million)	January 21, 2009	November 21, 2009	5.31%	per year
Bank loan	RMB 10.0 million ($1.5 million)	January 21, 2009	December 21, 2009	5.31%	per year
Convertible loan	$24.6 million	March 10, 2009	October 21, 2012	LIBOR + 6.00%	per year
Bank loan	RMB 19.3 million ($2.8 million)	March 31, 2009	March 31, 2010	4.78%	per year
Bank loan	RMB 9.0 million ($1.3 million)	March 31, 2009	September 30, 2010	4.86%	per year
Bank loan	RMB 14.0 million ($2.0 million)	March 31, 2009	September 30, 2010	4.86%	per year
Bank loan	RMB 19.0 million ($2.8 million)	April 29, 2009	April 28, 2010	4.78%	per year
Bank loan	RMB 18.5 million ($2.7 million)	May 8, 2009	February 1, 2010	4.78%	per year
Bank loan	RMB 19.5 million ($2.8 million)	May 8, 2009	February 1, 2010	4.78%	per year
Bank loan	RMB 19.0 million ($2.8 million)	May 13, 2009	May 12, 2010	4.78%	per year
Bank loan	RMB 21.0 million ($3.1 million)	May 15, 2009	May 14, 2010	4.78%	per year
Capital expenditures
          Our capital expenditures were incurred primarily in connection with the purchase of property and equipment totaling $0.7 million and $1.1 million during the six months ended June 30, 2008 and 2009, respectively. We plan to continue to make acquisitions of businesses and assets that complement our operations when suitable opportunities arise.
Contractual Obligations and Commercial Commitments
          The following table sets forth our contractual obligations as of June 30, 2009:

		Less Than	1-3	3-5	More Than
Payment Due by June 30, 2009	Total	1 Year	Years	Years	5 Years
			(In thousands)
Debt obligations(1)	$42,706	$42,706	$—	$—	$—
Interest related to short-term debt obligations(2)	808	808	—	—	—
Operating lease obligations	3,572	2,584	988	—	—
Purchase obligations(3)	71,690	5,067	10,921	7,933	47,769
Other long-term liabilities reflected on the balance sheet(4)	142,630	14,743	34,261	43,732	49,894
Capital Obligations(5)(6)	6,000	6,000	—	—	—
Convertible loan	57,122	—	57,122	—	—

Total(7)	$324,528	$71,908	$103,292	$51,665	$97,663

(1)	Mainly represents loans from UBS AG, New York Branch, Shenzhen Development Bank, Shanghai Pudong Development Bank and China Merchants Bank. See “Item 5.B. — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financing activities” in our Annual Report.

(2)	Interest on short-term debt is calculated based on the interest rates under the relevant loans, ranging from 4.8% to 5.6%. The loans are the loans mentioned above under “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financing activities” in our Annual Report for UBS AG, New York Branch, Shenzhen Development Bank, Shanghai Pudong Development Bank and China Merchants Bank.

(3)	Represents obligations to purchase advertising airtime from radio stations and to pay for obtaining advertising production and network services from various service providers.

(4)	Mainly represents commitments under contracts in relation to our newspaper operations and securing advertising rights in relation to Shanghai Camera and Guangdong Radio Station.

(5)	Represents obligations under a purchase agreement we entered into on October 9, 2008 with Prime Day Management Limited, or Prime Day, and certain other parties to acquire a 100% equity interest in Starease Limited, which has an interest in operating four digital pay channels in the PRC. As of June 30, 2009, we have paid $10.0 million as a deposit and made an advance of $4.5 million to Prime Day under the agreement. These amounts are refundable unless certain closing conditions are met. As of the date of this report, there were uncertainties as to whether certain closing condition can be met. The amount noted in the table above does not include the value of our common shares, which will be provided as additional consideration in the future.

(6)	We entered into an agreement with YMHK and several other parties on December 18, 2008. Pursuant to the terms of the agreement, we agreed to provide working capital of $2.4 million to YMHK in accordance with business plans and budgets which have been finalized and agreed to by all investors in YMHK and us on July 4, 2009. As of June 30, 2009, we have provided $1.4 million to YMHK under the agreement. Once provided, the working capital we provide to YMHK will be refunded on demand with twelve months notice.

(7)	The amount does not include our commitment to pay the contingent consideration in connection with our acquisitions of Convey Group, JCBN China and Profitown Group. Contingent consideration for Convey Group is calculated based on aggregate audited operating results through June 30, 2009, and contingent considerations for JCBN China and Profitown Group are calculated based on aggregate audited operating results through December 31, 2009.
          In addition to the initial consideration, shareholders of Convey are entitled to additional consideration, 50% payable in cash and 50% payable in our class A common shares based on a predetermined earn-out formula applied to the aggregate audited operating results through June 30, 2008 and 2009.
          In addition to the initial consideration, the equity owners of JCBN China and Profitown Group are entitled to additional consideration, 60% payable in cash and 40% in our class A common shares based on a predetermined earn-out formula applied to aggregate audited operating results through December 31, 2008 and 2009. Based on the audited operating results of JCBN and Profitown through December 31, 2008, earn-out consideration of $23.0 million and $1.7 million, relating to our acquisitions of JCBN and Profitown, respectively, were finalized in the third quarter of 2009. Maximum contingent liability for 2009 earn-out payments in relation to our acquisitions of JCBN and Profitown Group will be $12.2 million.
Legal Proceedings
          We are subject to a class action complaint, filed in the United States District Court for the Southern District of New York, for alleged violations of U.S. federal securities laws. The lawsuit asserts claims against us, our Chief Executive Officer Fredy Bush, our former Chief Financial Officer Shelly Singhal and other defendants for allegedly failing to disclose in our initial public offering registration statement and prospectus certain background information concerning Shelly Singhal. The alleged undisclosed information consists of lawsuits and proceedings that were brought against other entities with which Shelly Singhal was associated and that were completely unrelated to us. Our motion to dismiss, which we filed along with the other defendants, was granted on February 25, 2009, and the case was dismissed.
          In October 2007, we purchased from UBS Financial Services, Inc. a $25.0 million principal protected note issued by Lehman Brothers Holdings Inc., or Lehman Brothers, linked to the FTSE/Xinhua China 25 Index, which matures in January 2009. In July 2008, we borrowed $14.0 million from UBS AG using the principal protected note as collateral. On September

15, 2008, Lehman Brothers filed for bankruptcy and, after we refused to post additional collateral for the loan, UBS AG filed a demand for arbitration with the American Arbitration Association against us seeking repayment of the loan on September 25, 2008. On October 28, 2008, we filed our defense to the demand as well as a cross claim against UBS Financial Services, Inc. for an amount in excess of $25.0 million. We have taken full provision of $24.9 million against the principal protection note as of December 31, 2008. On October 1, 2009, we settled this dispute with UBS Financial Services and UBS AG.
Risk Factors
          This report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the section entitled “Risk Factors” and elsewhere in our Annual Report on Form 20-F for the fiscal year ended December 31, 2008. The information presented herein should be read in conjunction with the “Risk Factors” section and other information disclosed in our Annual Report, which risk factors are incorporated herein by reference.
Quantitative and Qualitative Disclosure About Market Risk
          Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and inflation.
Interest rate risk
          Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of June 30, 2009, our total bank borrowings and convertible loan amounted to $42.7 million and $57.8 million, respectively, with interest rates varying from 4.8% to 5.6% for those borrowings with declared interest rates and 8.0% for the convertible loan. Assuming the principal amount of the outstanding bank borrowings and the convertible loan remains approximately the same as of June 30, 2009, a 1% increase in each applicable interest rate would have added approximately $0.9 million to our interest expense in the six months ended June 30, 2009. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be higher than expected due to changes in market interest rates.
Foreign currency risk
          Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuances of preferred shares through a private placement and proceeds from our initial public offering. We recorded $0.04 million in foreign exchange gain for the six months ended June 30, 2009, resulting predominately from our assets held in U.S. dollars, which were affected by the depreciation of the RMB. Future movements in the exchange rate of the RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition. Assuming our U.S. dollar holdings remain approximately the same as of June 30, 2009, a 1% depreciation of the Renminbi, or RMB, against the U.S. dollar would cause us to record foreign exchange gain of $0.6 million in the six months ended June 30, 2009. In addition, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and the RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.
          The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 21.3% appreciation of the RMB against the U.S. dollar by June 30, 2009. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Conversely, if we decide to convert our RMB denominated cash amounts into U.S. dollars amounts for the purpose of making payments for dividends on our common shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Index to consolidated financial statements

Unaudited condensed consolidated balance sheets as of December 31, 2008 and June 30, 2009	F-1

Unaudited condensed consolidated statements of operations for the six months ended June 30, 2008 and June 30, 2009	F-3

Unaudited condensed consolidated statements of change in equity and comprehensive income for the six months ended June 30, 2008	F-5

Unaudited condensed consolidated statements of change in equity and comprehensive income for the six months ended June 30, 2009	F-7

Unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2008 and June 30, 2009	F-8

Notes to unaudited condensed consolidated financial statements	F-10

Xinhua Sports & Entertainment Limited
Unaudited condensed consolidated balance sheets

	December 31,	June 30,
(In U.S. dollars, except for number of share data)	2008	2009
ASSETS
Current assets:
Cash and cash equivalents	$54,088,842	$32,329,314
Short term deposit	2,940,051	29,054
Restricted cash	37,510,000	37,920,000
Accounts receivable, net of allowance for doubtful allowance of $9,169,667 and $7,877,535 as of December 31, 2008 and June 30, 2009	44,762,902	35,422,320
Deposits for program advertising right	2,125,330	2,566,505
Prepaid advertising program space and airtime	198,923	2,308,312
Prepaid expenses	3,053,099	8,442,195
Amounts due from related parties, current portion	6,547,636	13,893,890
Consideration receivable from disposal of subsidiaries	36,970,590	45,640,000
Deferred tax assets, current portion	1,042,379	986,164
Assets held for sale	—	7,846,238
Other current assets	4,259,056	4,769,892

Total current assets	193,498,808	192,153,884
Television program and film right, net	—	13,685,624
Property and equipment, net	6,590,790	6,043,153
License agreements, net	99,148,017	185,870,457
Exclusive advertising agreement, net — Economic Observer Advertising	74,267,216	73,540,378
Other intangible assets, net	27,113,350	25,077,818
Goodwill	46,992,724	68,827,539
Investment	13,508,239	13,508,239
Deposit for investment	14,174,566	14,536,860
Deferred tax assets, non-current	—	390,278
Consideration receivable from disposal of subsidiaries	28,285,035	26,249,648
Amounts due from a related party, non-current portion	1,506,137	1,223,273
Other long term assets	3,165,454	8,112,929

Total assets	$508,250,336	$629,220,080

Xinhua Sports & Entertainment Limited
Unaudited condensed consolidated balance sheets — (Continued)

	December 31,	June 30,
(In U.S. dollars, except for number of share data)	2008	2009
LIABILITIES, MEZZANINE EQUITY AND TOTAL EQUITY
Current liabilities:
Accounts payable	$5,375,281	$15,666,860
Accrued expenses and other payables	42,243,279	44,935,606
Amounts due to Parent and its affiliates	1,131,050	—
Amounts due to other related parties	2,215,122	8,572,026
Long term payables, current portion	10,363,762	14,742,794
Bank borrowings	36,374,198	42,705,865
Current income taxes payable	8,571,848	6,839,960
Liabilities held for sale	—	1,129,607

Total current liabilities	106,274,540	134,592,718
Deferred tax liabilities	31,679,491	35,509,083
Convertible loan	33,200,000	57,122,216
Consideration payables	—	5,819,738
Long term payables, non-current portion	68,305,496	127,887,332

Total liabilities	239,459,527	360,931,087

Contingencies (Note 16)
Mezzanine equity:
Series B redeemable convertible preferred shares (par value $0.001; 320,000 as of December 31, 2008 and 345,600 June 30, 2009 shares authorized; 314,000 as of December 31, 2008 and 326,400 as of June 30, 2009 shares issued and outstanding; liquidation value of $65,920,000 as of June 30, 2009)	30,605,591	31,845,591

Xinhua Sport and Entertainment Limited (“XSEL”) shareholders’ equity:

Class A common shares (par value $0.001; 343,822,874 as of December 31, 2008 and June 30, 2009 shares authorized; 146,914,667 as of December 31, 2008 and 152,028,667 as of June 30, 2009 shares issued and outstanding)	104,302	109,416
Additional paid-in capital	481,319,655	485,416,929
Treasury Stock	(1,310)	(308)
Accumulated deficit	(252,968,439)	(259,533,009)
Accumulated other comprehensive income	7,165,833	6,610,529

Total	235,620,041	232,603,557
Non-controlling interests	2,565,177	3,839,845

Total equity	238,185,218	236,443,402

Total liabilities, mezzanine equity and total equity	$508,250,336	$629,220,080

See notes to condensed consolidated financial statements

Xinhua Sports & Entertainment Limited
Unaudited condensed consolidated statements of operations

	Six months	Six months
	ended	ended
(In U.S. dollars, except for number of share data)	June 30, 2008	June 30, 2009
Net revenues:
Advertising services	$45,164,906	$35,409,183
Content production	3,461,617	1,086,194
Advertising sales	33,745,914	26,555,051
Publishing services	310,148	232,634

Total net revenues	82,682,585	63,283,062

Cost of revenues:
Advertising services	33,205,962	25,287,227
Content production	1,502,476	582,044
Advertising sales	14,797,208	18,717,759
Publishing services	549,136	424,046

Total cost of revenues	50,054,782	45,011,076

Operating expenses:
Selling and distribution	10,582,497	6,811,542
General and administrative	24,464,748	13,023,837

Total operating expenses	35,047,245	19,835,379

Other operating income	7,220	1,927,752

(Loss) income from continuing operations	(2,412,222)	364,359
Other income (expense):
Interest expense	(3,518,288)	(7,818,933)
Interest income	1,143,091	1,534,464
Other, net	407,753	1,111,220

Loss from continuing operations before provision for income taxes	(4,379,666)	(4,808,890)
Provision for income taxes	3,199,598	681,683

Net loss from continuing operations	(7,579,264)	(5,490,573)
Discontinued operations:
Income from discontinued operations	517,533	90,294
Provision for income taxes	129,384	51,185

Discontinued operations, net of taxes	388,149	39,109

Net loss	(7,191,115)	(5,451,464)

Net income (loss) attributable to non-controlling interests	326,083	(166,894)

Net loss attributable to XSEL	$(7,517,198)	$(5,284,570)
Dividend declared on Series B redeemable convertible preferred shares	$800,000	$1,280,000

Xinhua Sports & Entertainment Limited
Unaudited condensed consolidated statements of operations — (Continued)

	Six months	Six months
	ended	ended
(In U.S. dollars, except for number of share data)	June 30, 2008	June 30, 2009
Net loss attributable to holders of common shares	$(8,317,198)	$(6,564,570)

Net loss per share:
Basic and diluted from continuing operations — Class A Common share	$(0.06)	$(0.04)
Basic and diluted from continuing operations — Class B Common share	(0.06)	N/A
Basic and diluted from discontinued operations — Class A Common share	0.00	0.00
Basic and diluted from discontinued operations — Class B Common share	0.00	N/A

Basic and diluted — Common shares	$(0.06)	$(0.04)
Weighted average number of common shares used in computation:
Basic — Class A common share	83,023,154	151,519,661
Basic — Class B common share	50,054,618	N/A
Diluted — Class A common share	83,023,154	151,519,661
Diluted — Class B common share	50,054,618	N/A

See notes to condensed consolidated financial statements

Xinhua Sports & Entertainment Limited
Unaudited condensed consolidated statements of change in equity and comprehensive income

	Xinhua Sports & Entertainment Limited shareholders
	Class A		Class B							Accumulated
	Common Shares		Common Shares		Non-vested Shares		Additional			other	Non-
(In U.S. dollars, except for	Number		Number		Number		paid-in	Treasury	Retained	comprehensive	controlling		Comprehensive
number of share data)	of shares	Amount	of shares	Amount	of shares	Amount	capital	Stock	earnings	income	interest	Total	income (loss)
Balance, January 1, 2008	80,511,269	$80,511	50,054,618	$7,442	9,550,000	$9,550	$439,517,774	$(800)	$23,903,560	$3,117,531	2,060,745	$468,696,313
Issuance of common shares arising from acquisitions of subsidiaries	3,311,670	3,312	—	—	—	—	4,933,068	—	—	—		4,936,380
Issuance of common shares for share option plan	604,000	604	—	—	—	—	161,009	864	—	—		162,477
Issuance of shares for future exercise of share options	2,000,000	2,000	—	—	—	—	—	(2,000)	—	—		—
Transfer of non-vested shares into common shares	2,895,000	2,895	—	—	(2,895,000)	(2,895)	—	—	—	—		—
Share-based compensation	—	—	—	—	—	—	6,668,357	—	—	—		6,668,357
Repurchase of common shares	(2,034,236)	(2,034)	—	—	—	—	(4,961,103)	—	—	—		(4,963,137)

	Xinhua Sports & Entertainment Limited shareholders
	Class A		Class B							Accumulated
	Common Shares		Common Shares		Non-vested Shares		Additional			other	Non-
(In U.S. dollars, except for	Number		Number		Number		paid-in	Treasury	Retained	comprehensive	controlling		Comprehensive
number of share data)	of shares	Amount	of shares	Amount	of shares	Amount	capital	Stock	earnings	income	interest	Total	income (loss)
Waiver of amount to Parent and its affiliates	—	—	—	—	—	—	2,156,300	—	—	—		2,156,300
Dividends declared on redeemable convertible preferred shares	—	—	—	—	—	—	—	—	(800,000)	—	—	(800,000)
Addition on non-controlling interest during establishment or acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	130,355	130,355
Foreign currency translation gain	—	—	—	—	—	—	—	—	—	4,082,799	95,465	4,178,264	4,082,799
Net loss	—	—	—	—	—	—	—	—	(7,517,198)	—	326,083	(7,191,115)	(7,517,198)

Balance, June 30, 2008	87,287,703	$87,288	50,054,618	$7,442	6,655,000	$6,655	$448,475,405	$(1,936)	$15,586,362	$7,200,330	2,612,648	$473,974,194	$(3,434,399)

Xinhua Sports & Entertainment Limited
Unaudited condensed consolidated statements of change in equity and comprehensive income —
(Continued)

	Xinhua Sports & Entertainment Limited shareholders
	Class A					Accumulated
	Common Shares		Additional			other
(In U.S. dollars, except for	Number of		paid-in	Treasury	Accumulated	comprehensive	Non-controlling		Comprehensive
number of share data)	shares	Amount	capital	Stock	deficit	income	interest	Total	income (loss)
Balance, January 1, 2009	146,914,667	$104,302	$481,319,655	$(1,310)	$(252,968,439)	$7,165,833	$2,565,177	$238,185,218
Capital contributions							1,425,836	1,425,836
Issuance of common shares for acquiring intangible assets	4,000,000	4,000	2,656,000					2,660,000
Issuance of common shares for share option plan	1,114,000	1,114	(2,116)	1,002				—
Share-based compensation			1,443,390					1,443,390
Dividends declared on redeemable convertible preferred shares					(1,280,000)			(1,280,000)
Foreign currency translation gain (loss)						(555,304)	15,726	(539,578)	(555,304)
Net loss					(5,284,570)		(166,894)	(5,451,464)	(5,284,570)

Balance, June 30, 2009	152,028,667	$109,416	$485,416,929	$(308)	$(259,533,009)	$6,610,529	$3,839,845	$236,443,402	$(5,839,874)

See notes to condensed consolidated financial statements

Xinhua Sports & Entertainment Limited
Unaudited condensed consolidated statements of cash flows

	Six months ended	Six months ended
	June 30, 2008	June 30, 2009
(In U.S. dollars)
Cash flows from operating activities:
Net loss	(7,191,115)	(5,451,464)
Net loss (income) attributable to non-controlling interest	(326,083)	166,894

Net loss attributable to XSEL	(7,517,198)	(5,284,570)
Adjustments to reconcile net loss attributable to XSEL to net cash provided by operating activities:
Net income (loss) attributable to non-controlling interests	326,083	(166,894)
Share-based compensation	6,668,357	1,443,390
Depreciation and amortization	13,326,479	11,143,499
Imputed interest on long term payables and convertible loan	2,189,107	4,618,806
(Gain) loss on disposal of property and equipment	(231,354)	56,714
Deferred income taxes	(1,822,074)	(617,386)
Unrealized gain on principal protected note	(48,864)	—
Allowance for doubtful debts	263,391	1,089,079
Amortized issuance cost of convertible loan	—	382,984
Gain on disposal of a subsidiary	—	(642,002)
Fair value loss on non-current loan due from a related party	—	282,066
Fair value gain on convertible loan	—	(1,393,286)
Imputed interest income on consideration receivable from disposal of subsidiaries	—	(994,023)
Changes in operating assets and liabilities (net of effects of acquisitions):
Accounts receivable	(7,764,277)	5,588,765
Capitalized content production costs	(453,714)	(61,449)
Prepaid advertising program space and airtime	2,974,262	(2,116,442)
Prepaid expenses and other current assets	(5,120,651)	(4,120,121)
Amounts due from related parties	69,955	(1,931,373)
Accounts payable	1,177,336	1,558,744
Accrued expenses and other payables	(959,514)	(4,953,578)
Promissory note receivable — related party	(273,645)	—
Income taxes payable	3,245,012	(1,157,627)

Net cash provided by operating activities	6,048,691	2,725,296

Xinhua Sports & Entertainment Limited
Unaudited condensed consolidated statements of cash flows — (Continued)

	Six months	Six months
	ended	ended
(In U.S. dollars)	June 30, 2008	June 30, 2009
Cash flows from investing activities:
Purchases and deposit for property and equipment	(1,045,153)	(1,014,602)
Loans to related parties	(170,896)	1,195
Proceeds from disposal of property and equipment	373,117	67,279
Purchases of intangible assets	—	(1,822,275)
Decrease in short term deposit	—	2,910,997
Payment on investments for future variable returns	—	(2,424,258)
Increase in restricted cash	(4,451,809)	(410,000)
Cash and deposit paid for acquisition of subsidiaries, net of cash received	—	(19,455,301)

Net cash used in investing activities	(5,294,741)	(22,146,965)

Cash flows from financing activities:
Advance from related parties	775,320	—
Advance repayment to related parties	—	(281,161)
Proceeds from issuance of Series B redeemable convertible preferred shares	30,000,000	—
Transaction cost of Series B issuance of redeemable convertible preferred share	(550,000)	—
Issuance of shares for share option plan	162,477	—
Repurchase of common shares	(4,963,137)	—
Proceeds from issuance of convertible loan	—	24,600,000
Transaction cost of issuance of convertible loan	—	(813,695)
Expenses on public offering	(116,000)	—
Bank borrowings raised	17,072,948	23,133,464
Bank borrowings repaid	(9,219,226)	(16,782,551)
Payment of long term payables	(8,379,795)	(13,341,769)
Cash paid for prior acquisitions- deferred and contingent consideration	(15,847,855)	(18,375,843)
Capital contribution from non-controlling interests	129,509	1,425,836

Net cash provided by financing activities	9,064,241	(435,719)

Effect of exchange rate changes	2,819,519	(21,397)

Net increase (decrease) in cash and cash equivalents	12,637,710	(19,878,785)
Cash and cash equivalents, beginning of the period	44,436,087	54,088,842
Less: Cash and cash equivalents at end of period from discontinued operations	$—	$(1,880,743)

Cash and cash equivalents, end of the period	$57,073,797	$32,329,314

Supplemental disclosure of cash flow information:
Income taxes paid	$2,376,398	$1,834,186

Interest paid	$1,313,503	$2,817,144

Supplemental schedule of non-cash investing and financing activities:
Issuance of common shares for acquisitions of subsidiaries	$4,936,380	—
Issuance of common shares for acquisitions of intangible assets	—	2,660,000
Consideration payable for acquisition of subsidiaries	7,984,218	—
Amounts due to Parent and its affiliates for acquisitions of subsidiaries	11,172,772	—
Wavier of amounts due to Parent and its affiliates	2,156,300	—

Notes to unaudited condensed consolidated financial statements
1. Organization and principal activities
          Xinhua Sports & Entertainment Limited (“XSEL” or the “Company”) (formerly Xinhua Finance Media Limited) was incorporated by Xinhua Finance Limited (“XFL”), a Tokyo Stock Exchange listed company, on November 7, 2005 under the laws of the Cayman Islands.
          XSEL, its subsidiaries and variable interest entities (“VIEs”) included in the accompanying condensed consolidated financial statements (collectively, the “Company”) are principally engaged in the production of television programs, the placement of advertising, the provision of advertising services, market research and the publication of magazines in the People’s Republic of China (“PRC”) including Hong Kong. The Company’s principal geographic market is in the PRC. XSEL does not conduct any substantive operations of its own and conducts its primary business operations through its subsidiaries and VIEs in the PRC.
          Since the Company has been growing its media capabilities beyond finance with a particular focus on sports and entertainment, on December 5, 2008, the Board of Directors made a decision to reposition the Company and change its name to XSEL. On January 15, 2009, the name change was approved by shareholders at an extraordinary general meeting, and the name change became effective following registration with the Company Registry of the Cayman Islands on February 15, 2009. The Company has also changed its trading symbol on NASDAQ from “XFML” to “XSEL” effective March 2, 2009.
2. Summary of principal accounting policies
(a) Basis of presentation
          The accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, necessary for a fair statement of the results of operations for the six months ended June 30, 2008 and 2009, unaudited condensed consolidated cash flows for the six months ended June 30, 2008 and 2009, and unaudited condensed consolidated statement of change in equity and comprehensive income for the six months ended June 30, 2008 and 2009. The interim financial information and notes thereto should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2008. The results of operations for the interim periods are not necessarily indicative of results to be expected for the entire year.
          The unaudited condensed consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).
(b) Principal accounting policies
          The principal accounting policies are consistent with the accounting policies stated in the audited financial statements and notes for the year ended December 31, 2008, other than the following items:

          Income taxes
          Income taxes related to ordinary income for interim periods are computed at an estimated annual effective tax rate and the income taxes related to all other items are individually computed and recognized when the items occur. The estimated effective tax rate is used in providing for income taxes on a current year-to-date basis.
          Television program and film rights
          Television program and film rights are certain rights to completed television program and films acquired from outsiders and are stated at cost less accumulated amortization and any impairment losses. The television program and film rights are a result of the acquisition of Everfame in April 2009.
          Accounting for noncontrolling interest
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for the noncontrolling interests (“NCI’s) in a subsidiary, changes in a parent’s ownership interest and for the deconsolidation of a subsidiary. SFAS 160 requires, among other items, that NCI’s (previously referred to as minority interest) be included in the consolidated balance sheets within equity separate from the parent’s equity; consolidated net income reported at amounts inclusive of both the parent’s and the NCI’s shares with disclosure on the face of the consolidated statements of earnings of the amounts attributable to the parent and to the NCI’s; changes in a parent’s ownership shall be treated as an equity transaction; and if a subsidiary is deconsolidated, any retained NCI in the former subsidiary be measured at fair value and a gain or loss be recognized in net income. The provisions of the standard are to be applied prospectively, except for the presentation and disclosure requirements, which are to be applied retrospectively to all periods presented. SFAS 160 became effective for us on January 1, 2009.
          Accounting for convertible debt
In June 2008, the EITF of FASB issued EITF Issue 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF Issue 07-5 is effective for fiscal years and interim periods beginning after December 15, 2008. This Issue applies to any freestanding financial instrument or embedded feature that has all the characteristics of a derivative for purposes of determining whether that instrument or embedded feature is indexed to an entity’s own stock, which is the first part of the scope exception in paragraph 11(a) of Statement 133. This issue states that an entity shall evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock using the two-step approach of 1) Evaluating the instrument’s contingent exercise provisions, if any; and 2) Evaluate the instrument’s settlement provisions. As a consequence of adoption EITF Issue 07-5, the conversion feature of the convertible loan was required to be bifurcated as a derivative and subsequently fair valued through earnings. There was no material cumulative adjustment on adoption of EITF 07-5.

(c) Recent accounting pronouncements
In June 2009, the FASB issued FAS 166, “Accounting for Transfers of Financial Assets” an amendment of FAS 140. FAS 140 is intended to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets: the effects of a transfer on its financial position, financial performance , and cash flows: and a transferor’s continuing involvement, if any, in transferred financial assets. This statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. The Company does not expect the adoption of FAS 166 to have an impact on the Company’s results of operations, financial condition or cash flows.
In June 2009, the FASB issued FAS 167, Amendments to FASB Interpretation No. 46(R). FAS 167 is intended to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities , as a result of the elimination of the qualifying special-purpose entity concept in FAS 166, and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. This statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. The Company does not expect the adoption of FAS 167 to have an impact on the Company’s results of operations, financial condition or cash flows.
In July 2009, the FASB issued SFAS No. 168, “Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles.” The FASB Accounting Standards Codification (“Codification”) will become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification will supersede all then-existing non-SEC accounting and reporting standards. SFAS 168 is effective for interim and annual periods ending after September 15, 2009. In the FASB’s view, the issuance of SFAS 168 and the Codification will not change GAAP, and therefore the Company does not expect the adoption of SFAS 168 to have an effect on its consolidated financial statements or disclosures.
On September 23, 2009, the FASB reached a consensus on two new pronouncements; EITF No. 08-1, “Revenue Arrangements with Multiple Deliverables” (previously titled, “Revenue Recognition for a Single Unit of Accounting”) and EITF No. 09-3, “Applicability of Statement of Position 97-2 to Certain Arrangements That Include Software Elements”. These new pronouncements are effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company is currently evaluating the impact that adoption of these EITFs will have on its consolidated financial statements.
3. Consideration receivable from disposal of subsidiaries

As of December 31, 2008 and June 30, 2009, the amounts represent current and non-current consideration receivable from disposal of 85% shareholding of Xinhua Finance Media (Convey) Ltd and its subsidiaries in December 2008. Interest income from the consideration receivable was $994,023 for the period ended June 30, 2009.
4. Assets and liabilities held for sale and discontinued operations
As of December 31, 2008 and June 30 2009, the amounts represented assets and liabilities of Shanghai Hyperlink Market Research Co., Ltd and its subsidiaries (collectively, “Hyperlink”). Due to the pending sale of Hyperlink, the Company’s research services business, in 2009, the results of operations, including revenue, are separately reported as “discontinued operations” and its assets and liabilities were separately reported as “assets and liabilities held for sale”.
5. Acquisition
(a) Everfame Development Limited
          Everfame Development Limited was incorporated in the BVI under the laws of the BVI on August 7, 2008. Everfame Development Limited and its subsidiaries (collectively, “Everfame”) are principally engaged in organization of culture communication activities, design and production of advertisement and acting as an agent and publishing advertisement. Everfame has a long term advertising agreement with Shaanxi Television Station through which Everfame has exclusive rights to provide advertising service up to 15 years in Shaanxi Satellite Television.
          On April 2, 2009, XSEL acquired 100% Everfame ordinary shares at cash consideration of $22,589,642. The purpose of the acquisition was to expand the Company’s geographic reach and operating scope.
          The accompanying consolidated financial statements include the assets and liabilities of Everfame as of June 30, 2009 and the operating results for the period from April 2, 2009 (date of acquisition) to June 30, 2009.
          The following table summarizes the estimated fair values of the assets acquired and liabilities assumed by XSEL on the effective date of acquisition of Everfame. As at the date of this report, the Company has finalized the purchase price allocation on the assets acquired and liabilities assumed for Everfame.

Assets acquired:
License agreement	$77,111,642
Television program and film rights	13,838,579
Deposits	1,453,398
Prepaid expenses and other current assets	3,046,177
Cash	61,556
Property and equipment	1,664

Total	95,513,016

Liabilities assumed:
Accounts payable	9,086,754
Accrued expenses and other payables	13,642,949
Lease liabilities	74,144,168
Deferred tax liabilities	4,056,955

Total	100,930,826

Intangible asset	16,227,819

Net assets acquired	10,810,009
Cash consideration	22,589,642
Goodwill(1)	$11,779,633

(1)	The excess of the cost of acquisition over the fair value of the net tangible and intangible assets acquired and liabilities assumed is recorded as goodwill.

License agreement from acquisition of Everfame at cost:
License agreement	$77,111,642
Intangible assets resulting from acquisition	16,227,819
Exchange rate adjustment	81,563

Total license agreement acquired from Everfame (see note 6)	$93,421,024

Amortization period (years)	6.5
          The following pro forma information summarizes the effect of the acquisition, as if the acquisition of Everfame had occurred as of January 1, 2008 and January 1, 2009. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Company consummated the acquisition on January 1, 2008 or January 1, 2009, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	2008	2009
Pro forma net revenues	$82,682,585	$63,283,062

Pro forma (loss) income from operations	(2,412,222)	364,359

Pro forma net loss	(7,191,115)	(6,884,889)

Pro forma net loss per share
Basic and diluted from continuing operations — Class A Common share	$(0.06)	$(0.05)
Basic and diluted from continuing operations — Class B Common share	(0.06)	N/A
Basic and diluted from discontinued operations — Class A Common share	0.00	0.00
Basic and diluted from discontinued operations — Class B Common share	0.00	N/A

6. Intangible assets, net

	At December 31,	At June 30,
	2008	2009
Television program and film rights	$—	$13,914,666
Less: Accumulated amortization	—	229,042

Television program and film rights, net	$—	$13,685,624

License agreements in Upper Step
— License agreement	$38,834,305	$38,834,305
— Television advertising services contract	71,926,980	71,946,683
License agreement in Everfame	—	93,421,024

	110,761,285	204,202,012

Less: Accumulated amortization
License agreements in Upper Step
— License agreement	2,970,461	3,683,735
— Television advertising services contract	8,642,807	10,875,496
License agreement in Everfame	—	3,772,324

	At December 31,	At June 30,
	2008	2009
	11,613,268	18,331,555

License agreement, net	$99,148,017	$185,870,457

Exclusive advertising agreement in Economic Observer Advertising	$77,922,407	$77,958,828
Less: Accumulated amortization	3,655,191	4,418,450

Exclusive advertising agreement, net	$74,267,216	$73,540,378

Other intangible assets, net consisted of the following:
Advertising agency right	$8,590,721	$6,103,276
Backlog order	340,089	340,089
Customer base	16,663,921	10,710,589
Distribution network	203,769	196,069
Exclusive advertising agreement	11,845,287	10,868,367
License rights	9,373,959	5,985,456
Noncompete agreements	5,619,660	4,512,005
Publishing title	189,354	80,270
Radio advertising agency rights	11,920,134	3,171,750
Research customer relationship	405,548	241,673
Trademark	4,220,142	3,763,718
Others	4,907,042	3,065,075

Total	$74,279,626	$49,038,337

Less: Accumulated amortization
Advertising agency right	$2,366,251	$2,609,358
Backlog order	340,089	340,089
Customer base	6,367,502	6,967,068
Distribution network	45,311	64,557
Exclusive advertising agreement	641,394	1,027,967
License rights	4,240,604	4,695,783
Noncompete agreements	2,709,330	2,972,607
Publishing title	80,270	80,270
Radio advertising agency rights	3,171,750	3,171,750
Research customer relationship	241,673	241,673
Trademark	528,154	685,634
Others	871,853	1,103,763

Total accumulated amortization	21,604,181	23,960,519

Less: Impairment loss	25,562,095	—

Other intangible assets, net	$27,113,350	$25,077,818

          Included in the balance of other intangible assets as of December 31, 2008 and June 30, 2009 are trademarks of $1,584,000 and $1,584,000 respectively with indefinite life and not subject to amortization. No impairment loss was recognized for these intangible assets for the period ended June 30, 2009.
          Amortization expense was $9,573,008 and $10,020,143 (including television program and film rights, license agreements in Upper Step and Everfame and exclusive advertising agreement in Economic Observer Advertising) for the period ended June 30, 2008 and 2009, respectively. The Company will record amortization expense of $30,690,269, $31,232,952, $28,717,291, $26,459,951 and $24,822,955, in the periods ending June 30 2010, 2011, 2012, 2013 and 2014, respectively.

7. Goodwill
          The changes in the carrying amount of goodwill in each of the segments are as follows:

	Print	Advertising	Broadcasting	Total
Balance as of December 31, 2008	$—	$35,303,307	$11,689,417	$46,992,724
Add: Acquired during the period	—	—	11,779,633	11,779,633
Add: Finalization of earnout consideration	—	7,425,913	6,933,094	14,359,007
Less: Reclassify to assets held for sale	—	(4,303,825)	—	(4,303,825)

Balance as of June 30, 2009	$—	$38,425,395	$30,402,144	$68,827,539

The Company performed the goodwill impairment test as of December 31, 2008 in respect of goodwill arising from acquisitions and recorded goodwill impairment loss of $180,841,091 in for the year ended December 31, 2008.
During the six months ended June 30, 2009, the Company recorded additional goodwill of $14,359,007 due to the net effect of (i) the finalization of 2008 earnout consideration of $7,385,359 and $7,425,913 for East Alliance Limited and its subsidiaries and VIEs (collectively “M-in Group”) and Singshine (Holdings) Hongkong Ltd. and its subsidiaries and VIEs (collectively “SSMS”), respectively, and (ii) less $452,265 from contingent consideration payable for M-in. Out of the total earnout payment of $14,811,272, the Company paid $10,360,984 in cash during the six months ended June 30, 2009 and the remaining $4,450,288 was recorded as consideration payable in current liabilities as of June 30, 2009. The 2008 earn-out consideration for JCBN China of $23.0 million (60% in cash and 40% in the company’s Class A common shares) and Profitown of $1.7 million (60%% in cash and 40% in shares) were finalized in the third quarter of 2009. Due to the pending sale of Hyperlink, the Company’s research services business, in 2009, the goodwill attributable to Hyperlink was separately reported as part of “assets held for sale”.
8. Deposits for investments
          On October 9, 2008, the Company entered into a purchase agreement with Prime Day Management Limited, (“Prime Day”), and certain other parties to acquire a 100% equity interest in Starease Limited, a company incorporated under the laws of British Virgin Island (which, together with its subsidiaries and associated company, Starease Group) at consideration of $15,000,000 and 2,000,000 XSEL Class A common shares. Starease Group has interest in operating four digital pay channels in the PRC. As of June 30, 2009, the Company has paid a deposit of $10,000,000 and advance of $4,536,860 to Prime Day and Starease Group, respectively, pursuant to the purchase agreement. The amounts are refundable unless certain closing conditions are met before June 30, 2009. As of June 30, 2009, the conditions were not met. However, the Company’s intention is to complete the transaction. As of December 31, 2008 and June 30, 2009, the Company has a commitment to pay $5,000,000 and 2,000,000 XSEL’s common shares upon the completion of this purchase agreement.
9. Long term payables
          The long term payable as of June 30, 2009 mainly represents the liabilities for

License agreement in Everfame	$72,427,479
License agreement and exclusive advertising agreements in Beijing Jingguan Xinchen Advertising Co., Ltd.	13,529,381
Advertising services agreement in Upper Step Holdings Limited	45,474,305
Exclusive advertising agreement in Guangzhou Singshine Communication Co., Ltd.	5,214,481
Other long term payables	5,984,480

Total	$142,630,126

Long term payable- current portion	14,742,794

Long term payable- non current portion	$127,887,332

10. Bank borrowings
          The bank borrowings as of December 31, 2008 and June 30, 2009 were secured by bank deposits of approximately $37.5 million and $37.9 million, respectively.
          The bank borrowings as of December 31, 2008 carry interest ranging from 3.61% to 6.72% per annum and have repayment terms ranging from 6 months to 1 year. The bank borrowings as of June 30, 2009 carry interest ranging from 3.61% to 5.58% per annum and have repayment terms ranging from 6 month to 1 year.
11. Redeemable convertible preferred shares
          On February 18, 2008, the Company entered into an agreement with a shareholder, Yucaipa Global Partnership Fund L.P. (“Yucaipa”), and sold 300,000 redeemable convertible preferred shares (“Series B Preferred Shares” or “the Shares”) recorded in mezzanine equity of each at a stated value (the “Stated Value”) of $100 per share for $30,000,000 with transaction cost of approximately $794,000. The cash proceeds were used primarily to finance the business growth and expansion in China.
          Including paid-in-kind dividends accrued, there were 314,000 and 326,400 Series B Preferred Shares outstanding as of December 31, 2008 and June 30, 2009, in which 0 and 12,400 Series B Preferred Shares were issued during the period ended June 30, 2008 and 2009, respectively, as dividends in kind.
          The dividends declared on Series B Preferred Shares in mezzanine equity were $800,000 and $1,280,000 for the period ended June 30, 2008 and 2009, respectively.
     The key terms of the Convertible Redeemable Preferred Shares are as follows:
     Dividends. The holders of Series B Preferred Shares are entitled to receive quarterly cumulative dividends at a rate equal to the higher of (i) 8% per annum and (ii) the aggregate amount of dividends declared during the applicable fiscal quarter on the number of Class A common shares into which Series B Preferred Shares were convertible when such dividends were declared. The dividends are payable in cash or stock at XSEL’s option. Declared dividends of $2,000,000 was recognized for the period from the date of issuance of Series B Preferred Shares to December 31, 2008 in which $1,400,000 was settled by issuance of 14,000 Series B Preferred Shares and the remaining $600,000 was accrued as dividends payable.
     Conversion. Series B Preferred Shares are convertible into Conversion Shares, defined as any Class A common shares issued upon conversion of any of the Shares or Series B Preferred Shares issued as payment-in-kind dividends pursuant to the authorizing resolution, at any time and from time to time after the earlier of either (i) one year after the Closing Date, defined as the date on which the issuance, purchase and sale of the Shares, or (ii) the occurrence of any of realization events as defined in the share subscription agreement, without the payment of additional consideration, any Series B Preferred Shares holder shall have the right, at its option, to convert, all or any portion of Series B Preferred Shares held by it into Conversion Shares at the then applicable conversion rate (the “Conversion Rate”). The Conversion Rate at any time shall be determined by dividing an amount (the “Conversion Base Amount”) equal to the sum of (x) the Stated Value per share plus (y) the amount of any accrued preferred dividends per share then remaining unpaid on each Series B Preferred Share being converted by the then applicable Conversion Price per share. The “Conversion Price” shall initially be equal to the US$3.00 per share, but shall be subject to adjustment from time to time as provided herein.
     Realization events. Realization event shall mean any of (a) any change in control of the Company which will occur (i) if any person or group, other than XFL and its affiliates, shall acquire, take control of (whether by merger, consolidation, sale or otherwise, in one transaction or in a related series of transactions) or otherwise beneficially own voting securities of the Company (or any successor entity in a merger or consolidation involving the Company) representing more than 35% of the total voting power of all outstanding voting shares of the Company unless XFL and its affiliates then beneficially own voting shares of the Company representing a higher percentage of the voting power of all such outstanding voting shares of the Company (or such successor entity) or (ii) any person or group, other than XFL and its affiliates, shall obtain the ability to control the Company, (b) any substantial asset sale, (c) any consolidation or merger (other than a reincorporation transaction) or acquisition or sale of voting shares of the Company resulting in the holders of the issued and outstanding voting shares of the Company immediately prior to such transaction beneficially owning or controlling less than a majority of the voting shares of the continuing or surviving entity immediately following such transaction or (d) any tender offer, exchange offer or repurchase offer for more than fifty percent (50%) of the outstanding common shares.
          Redemption. Upon the occurrence of any of realization events as defined above, without the payment of additional consideration thereof, the holder of Series B Preferred Shares shall have the right to redeem Series B Preferred Shares at a redemption price equal to the greater of (x) the sum of (i) the Stated Value of such shares plus (ii) any accrued but unpaid dividends on such shares and (y) the fair market value of each redeemable shares as of the redemption date. For the periods presented, the Company does not believe any of the realization events defined above as probable.
     Voting rights. Each Series B Preferred Share shall entitle the holder to such number of votes equal to the number of common shares into which such Series B Preferred Shares are then convertible.
     Liquidation preference. In the event of any liquidation, dissolution or winding up of the Company, of any distribution of assets to its shareholders, either voluntary or involuntary, each Series B Preferred Share holder shall be entitled to receive for each of its Series B Preferred Share, out of any lawfully available assets of the Company, in preference to the holders of common shares and any other preferred shares, an amount equal to the greater of (x) the sum of (i) two times the Stated Value plus (ii) any accrued but unpaid dividends and (y) the liquidation value attributable to the Conversion Shares into which such Series B Preferred Shares are then convertible.
12. Convertible loan
On October 21, 2008 (the “Convertible Loan Closing Date”), XSEL entered into a secured convertible loan facility for up to $80 million with affiliates (collectively, the “Investors”) of Patriarch Partners LLC, a global investment firm based in New York and currently a shareholder of XSEL. The funds were intended to be used to finance its expansion in its broadcast business, with a focus on sports. The facility is for a term of four years, and is secured by certain television assets of the Company with carrying value as of December 31, 2008 and June 30, 2009 approximately $7,956,000 and $3,806,000, respectively. As of December 31, 2008 and June 30, 2009, the Company has drawn $33.2 million and $57.8 through this loan facility (the “Convertible Loan”). The capitalized transaction cost was $813,695 for the six months ended June 30, 2009. Amortization expenses on capitalized transaction cost, commitment fee and interest expenses, including imputed interest expenses, were $3,071,224 for the six months ended June 30, 2009.

The key terms of the Convertible Loan are as follows:
     Maturity date. The maturity date is the earlier of (i) October 21, 2012 and (ii) the date that the loan shall become due and payable in full hereunder, whether by acceleration or otherwise.
     Interest. Interest is payable monthly at LIBOR plus 6%.
     Conversion. The sum of the outstanding principal amount plus all accrued and unpaid interest shall convert into Class A common shares at the Conversion Price (as defined below) at any time after the first anniversary of the Convertible Loan Closing Date. The Convertible Loan is convertible into Class A common share after one year at a conversion price of $1.12 per share. The conversion price will be increased to $1.37 per share after the second year and to $1.62 per share after the third year that the facility is outstanding.
     Optional prepayment. The Company may voluntarily prepay the Convertible Loan at any time except (i) at any time during the first year following the Closing Date or (ii) after the first year following the Closing Date, if the current market price of the Class A common share is less than 110% of the then applicable Conversion Price.
     Mandatory prepayment. The Company is required to prepay the Convertible Loan upon the occurrence of any of (i) Debt or Equity offering and (ii) Change of control.
          After adoption of EITF 07-5, Convertible Loan was bifurcated into two components, liabilities component measured at amortized cost and derivative component measured at fair value. Interest expenses were $2,674,102, including imputed interest expense of $715,502 for the six months ended June 30, 2009. The fair value gain was recorded in the other income in the consolidated statements of operations. There was no accumulated fair value adjustment of derivative component due to adoption of EITF 07-5.
          The conversion option on convertible loan is classified within Level 2 of the fair value hierarchy as there is model-derived valuation in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data. The conversion option is recorded in the liabilities as part of the carrying value of convertible loan.

Quoted price in
		active market for	Significant other	Significant
	As of June 30,	identified liabilities	observable inputs	unobservable inputs
	2009	(Level 1)	(Level 2)	(Level 3)
Conversion option on convertible loan	$3,145,996	$—	$3,145,996	$—

13. Share based payments
Pursuant to resolutions of the compensation committee meeting of the Company on January 8, 2009, the Company granted 1,000,000 options to executives of the Company with key terms as follows:

Date of grant	January 8, 2009
Number of options granted	1,000,000
Grantees	2 executives
Weighted average fair value of the options at date of grant	$ 0.18
Exercise price	$0.305
Term of options	May not exceed 5 years from the date of grant
Vesting period — one third of total number of options will vest upon each of:	December 31, 2009
December 31, 2010
December 31, 2011
Expiration date of options	January 8, 2014
          The above share options expire upon the earlier of (1) immediately upon termination of service with XSEL, (2) 3 months after termination of service with XSEL as a result of voluntary termination, or (3) expiration date of the options. The options are American type of option, which can be exercised anytime after the vest date and before expiry. The Company used Binomial option pricing model for those options granted in 2009 with the following assumptions:

Date of Grant	January 8, 2009

Expected price volatility range	119.56%

Contractual life	5 years

Risk-free interest rate	1.57%

Expected dividend	0%
           The Company recorded compensation expense related to share options of $246,975 and $161,618 for the period ended June 30, 2008 and 2009, respectively.
          A summary of options under the plan as of June 30, 2009 and changes in the period is presented below:

			Weighted	Weighted
			Average	average
		Weighted-	Grant-Date	remaining	Aggregate
	Number of Share	Average	Fair	contractual	intrinsic
	Option	Exercise Price	Value	terms	value
Outstanding as of January 1, 2009	7,289,663	$0.96	$0.26
Granted during the period	1,000,000	$0.31	$0.18
Lapsed during the period	(1,000,800)	$0.78	$0.14

Outstanding as of June 30, 2009	7,288,863	$0.89	$0.26	2.76	—

Vested and expected to be vested as of June 30, 2009	7,287,751	$0.89	$0.26	2.76	—

Exercisable as of June 30, 2009	5,560,174	$0.89	$0.21	2.27	—

          In addition, pursuant to resolutions of the compensation committee meeting of the Company on June 23, 2009, the Company granted 180,000 shares in XSEL to a director of the Company, not subject to vesting requirements. The Company recorded compensation expense related to non-vested shares of $6,421,382 and $1,281,772 for the period ended June 30, 2008 and 2009, respectively.
14. Interest expenses

	Six months ended	Six months ended
	June 30, 2008	June 30, 2009
Bank loan interests	$1,290,750	$782,844
Interest on Convertible Loan	—	2,674,102
Imputed interest on long term payables	2,189,107	3,903,304
Other interest expenses	38,431	458,683

Total	$3,518,288	$7,818,933

15. Provision for income tax
          XSEL is a tax exempted company incorporated in the Cayman Islands. The Company’s subsidiaries incorporated in Hong Kong and PRC are subject to Hong Kong Profits Tax and Enterprise Income Tax in the PRC.
          On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law (the “New Income Tax Law”), effective on January 1, 2008, replaced the separate income tax laws for domestic enterprises and foreign-invested enterprises, which are PRC subsidiaries of the Company, by adopting unified income tax rate of 25% for most enterprises. In accordance with the implementation rules of the New Income Tax Law, the preferential tax treatments granted to various of the Company’s PRC entities did not continue and they are subject to the statutory 25% tax rate and therefore the Company used such rate in the calculation of the Company’s deferred tax balances, except for certain entities that the transition rules would allow certain of PRC entities to continue to enjoy the tax rate that is lower than 25%.
          Prior to December 31, 2008, one of the subsidiaries applied for the New and High-Tech Enterprise (“HNTE”) status that would allow for a reduced 15% tax rate under China’s Enterprise Income Tax Law (“EIT Law”) and approval of such application has been granted prior to December 31, 2008. Pursuant to the PRC tax laws, this subsidiary is entitled to preferential tax treatment with full tax exemption from PRC corporate income tax (“CIT”) for two years starting from the first profitable year of operations, followed by 50% reduction in CIT rate for the next three years. This subsidiary is exempted from CIT for the period ended June 30 2008 and 2009. Accordingly, we have used the reduced applicable tax rate of 7.5% in our calculations of deferred tax balances. The

Company has applied the 7.5% tax rate in our calculation of deferred taxes because we expect to retain the HNTE status for the foreseeable future and the expected deferred tax liabilities will be fully settled in coming 3 years.
          Undistributed earnings of the Company’s PRC subsidiaries of approximately $14,058,000 at June 30, 2009 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividends withholding tax has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise in the future, the Company would be subject to the then applicable PRC tax laws and regulations.
          The Company’s subsidiaries incorporated in Hong Kong are taxed at 16.5% beginning from January 1, 2008, on the assessable profits arising in or derived from Hong Kong. In the 2008-09 Financial Budget delivered on February 27, 2008, the Financial Secretary of the Government of the Hong Kong Special Administrative Region proposed to lower the Hong Kong Profits Tax rate from 17.5% to 16.5%. The proposal was formally enacted on June 26, 2008.
          For those Hong Kong subsidiaries which generate PRC sourced income, PRC income tax should still be payable on the assessable profits at 25% beginning from January 1, 2008.
          Under US GAAP, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax base amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIE affiliate because it believes such excess earnings can be distributed in manner that would not be subject to tax.
          Uncertainties exist with respect to how the PRC’s current income tax law applies to the Company’s overall operations, and more specifically, with regard to tax residency status. The New Income tax Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their place of effective management or control is within PRC. The Implementation Rules to the New Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within the PRC. Additional guidance is expected to be released by the PRC government in the near future that may clarify how to apply this standard to taxpayers. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that its legal entities organized outside of the PRC should be treated as residents for the New Income tax Law’s purposes. If one or more of the Company’s legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect the Company’s results of operation.
          The Company has adopted FIN 48 on January 1, 2007 and there is no material impact on the Company’s financial positions, results of operations and cash flows on its adoption of FIN 48 and during the period ended June

30, 2008 and 2009. The Company has no additional material uncertain tax positions as of December 31, 2008 and June 30, 2009. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of December 31, 2008 and June 30, 2009, there is no interest and penalties related to uncertain tax positions, and the Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. For PRC, tax years 1999 through 2009 still remain subject to examination by the PRC tax authorities. For Hong Kong, tax years 2004 through 2009 still remain subject to examination by the Hong Kong tax authorities.
          Provision for income taxes for continuing operations comprises of the following:

	For the six months	For the six months
	ended June 30, 2008	ended June 30, 2009
Current tax	$4,995,266	$1,299,069
Deferred tax	(1,795,668)	(617,386)

Total	$3,199,598	$681,683

16. Contingencies
          The company has commitment to pay the contingent consideration in connection with acquisitions of Convey Group, JCBN China and Profitown Group. Contingent consideration for Convey Group is calculated based on aggregate audited operating results through June 30, 2009, and contingent considerations for JCBN China and Profitown Group are calculated based on aggregate audited operating results through December 31, 2009. The maximum 2009 earn-out payment for JCBN China and Profitown Group will be $12.2 million.
          The Company was subject to a class action complaint for violations of US federal securities laws, Plaintiffs in the class action assert claims under the US Securities Act of 1993, as amended (“US Securities Act”), against the Company, Chief Executive Officer Fredy Bush and former Chief Financial Officer Shelly Singhal as well as underwriters of the Company’s initial public offering for failing to disclose in initial public offering registration statement required under the US Securities Act certain background information concerning Shelly Singhal. The background information comprised a list of lawsuits and proceedings that were brought against other entities with which Shelly Singhal was associated and that were completely unrelated to the Company. The Company’s motion to dismiss, which the Company filed along with the other defendants, was granted on February 25, 2009, and the case was dismissed.
17. Segment information
          During 2008 and 2009, the Company operates in three operating segments that include print, advertising and broadcast. Each operating segment is separately organized and provides distinct products and services to different customer groups. Each opearting segment prepares a stand-alone set of financial reporting package including information such as revenue, expenses, and goodwill, and the package is regularly reviewed by the chief operating decision maker. During the six months ended June 30, 2008 and 2009, the Company’s chief operating decision maker was the Chief Executive Officer.
          The following is a summary of relevant information relating to each segment reconciled to amounts on the accompanying consolidated financial statements for the six months ended June 30, 2008:

				XSEL
	Print	Advertising	Broadcast	Corporate	Total
Net revenues:
Advertising services	$2,025,759	$37,811,890	$5,327,257	$—	$45,164,906
Content production	—	—	3,461,617	—	3,461,617
Advertising sales	7,134,952	10,732,481	15,878,481	—	33,745,914
Publishing services	310,148	—	—	—	310,148

Total net revenues	$9,470,859	$48,544,371	$24,667,355	$—	$82,682,585
Depreciation and amortization	1,007,183	3,649,409	6,036,098	2,487,656	13,180,346
Cost of revenues and operating expenses excluding depreciation and amortization	5,166,983	38,361,121	15,343,912	13,049,665	71,921,681
Other operating income	—	6,492	728	—	7,220

Income (loss) from continuing operations	3,296,693	6,540,333	3,288,073	(15,537,321)	(2,412,222)
Other expenses					(1,967,444)

Loss from continuing operations before provision for income taxes					(4,379,666)
Provision for income taxes					3,199,598

Net loss from continuing operations					(7,579,264)
Discontinued operations, net of taxes					388,149

Net loss					(7,191,115)
Net income attributable to non-controlling interests					326,083

Net loss attributable to XSEL					$(7,517,198)

Total assets excluding goodwill	$91,546,741	$105,996,623	$162,603,364	$98,777,656	$458,924,384
Goodwill	$6,566,395	$180,462,212	$58,462,913	$—	$245,491,520
Capital expenditure	$5,678	$219,322	$306,398	$210,667	$742,065
          The following is a summary of relevant information relating to each segment reconciled to amounts on the accompanying consolidated financial statements for the six months ended June 30, 2009:

				XSEL
	Print	Advertising	Broadcast	Corporate	Total
Net revenues:
Advertising services	$1,002,189	$26,541,881	$7,865,113	$—	$35,409,183
Content production	—	—	1,086,194	—	1,086,194
Advertising sales	4,688,296	54,095	21,812,660	—	26,555,051
Publishing services	232,634	—	—	—	232,634

Total net revenues	$5,923,119	$26,595,976	$30,763,967	$—	$63,283,062
Depreciation and amortization	867,910	1,764,205	8,097,637	413,747	11,143,499
Cost of revenues and operating expenses excluding depreciation and amortization	2,059,785	22,770,710	21,414,740	7,457,721	53,702,956
Other operating income	9,109	1,034,319	859,222	25,102	1,927,752

Income (loss) from continuing operations	3,004,533	3,095,380	2,110,812	(7,846,366)	364,359
Other expenses					(5,173,249)

Loss from continuing operations before provision for income taxes					(4,808,890)
Provision for income taxes					681,683

Net loss from continuing operations					(5,490,573)
Discontinued operations, net of taxes					39,109

Net loss					(5,451,464)
Net loss attributable to non-controlling interests					(166,894)

Net loss attributable to XSEL					(5,284,570)

Total assets excluding goodwill	81,757,615	$59,868,293	$254,161,364	$164,605,269	$560,392,541
Goodwill	—	$38,425,395	$30,402,144	$—	$68,827,539
Capital expenditure	70,614	$560,179	$303,377	$131,178	$1,065,348
          Substantially all of the Company’s revenue for the six months ended June 30, 2008 and 2009 were generated from the PRC including Hong Kong.
          Apart from the cash and bank balances of $7,700,000 as at June 30, 2009 located in Hong Kong, substantial portion of the identifiable assets of the Company are located in the PRC. Accordingly, no geographical segments are presented.
18. Net loss per share
          The following table sets forth the computation of basic and diluted net loss per Class A and Class B common shares.

	For the six	For the six
	months ended	months ended
	June 30, 2008	June 30, 2009
Numerator used for basic and diluted net loss per Class A and Class B common shares:
Net loss attributable to holders of common shares	$(8,317,198)	$(6,564,570)
Denominator used for basic and diluted net loss per Class A and Class B common shares:
Weighted average of issued shares outstanding (basis and diluted)	133,077,772	151,519,661
Basic and diluted from continuing operations - Class A common shares	$(0.06)	$(0.04)
Basic and diluted from continuing operations - Class B common shares	$(0.06)	N/A
Basic and diluted from discontinued operations - Class A common shares	$0.00	$0.00
Basic and diluted from discontinued operations - Class B common shares	$0.00	N/A
As of June 30, 2009, the Company had 326,400 redeemable convertible preferred shares, convertible loan of $57,800,000, 7,288,863 options, 4,729,968 warrants and 931,000 non-vested shares outstanding which could potentially dilute basic earnings per share in the future, but were excluded from the computation of the diluted net income per share for the six months ended June 30, 2009, as their effects have been anti-dilutive.
As of June 30, 2008, the Company had 300,000 redeemable convertible preferred shares, 11,989,200 non-vested shares and 7,547,083 options outstanding which could potentially dilute basic earnings per share in the future, but were excluded from the computation of the diluted net income per share for the six months ended June 30, 2008, as their effects have been anti-dilutive.
19. Related party transactions
Amount due from (to) related parties were as follow:

	At December 31,	At June 30,
	2008	2009
Due from related parties:
Due from affiliates(a)	$1,048,108	$1,005,721
Due from directors(b)	119,092	—
Due from minority shareholders of subsidiaries(f)	55,646	1,485,150
Due from related companies(c)	5,324,790	11,403,019

Total	$6,547,636	$13,893,890

Due to related parties:
Due to affiliates(d)	1,583,229	1,313,448
Due to related companies(c)	24,615	6,618,578
Due to directors(b)	7,278	—
Due to a shareholder(e)	600,000	640,000
Due to minority shareholders of subsidiaries(f)	—	—

Total	$2,215,122	$8,572,026

Due to Parent and its affiliates(g)	$1,131,050	$—

Due from a related party, non-current portion(h)	$1,506,137	$1,223,273

(a)	Amounts due from affiliates as of December 31, 2008 and June 30, 2009 principally represented advance to former shareholders of subsidiaries. The amounts are non-interest bearing and repayable on demand.
(b)	Amounts due from and to directors represented advance from and to directors of the Company and directors of subsidiaries and are non-interest bearing and repayable on demand.
(c)	Amounts due from and to related companies as of December 31, 2008 and June 30, 2009 included advances of $2.9 million to a company owned by one of the Company’s shareholders which is non-interest bearing and repayable within one year.
The balance as of December 31, 2008 and June 30, 2009 also included an entrusted loan of $2.3 million provided to a company owned by one of the Company’s shareholders in 2008 through a bank. The entrusted loan is unsecured, non-interest bearing and repayable on demand.
The balance as of December 31, 2008 and June 30, 2009 also included an advance of $0.1 million and $0.2 million to a cost method investee. The advance is unsecured, non-interest bearing and repayable on demand.

On March 5, 2009, the Company, Xinhua Finance Media (Shanghai) Limited (“XFM SH”), the subsidiary of the Company, Xinhua Financial Network Limited (“XFN”), a subsidiary of XFL, and Shanghai Huacai Investment Advisory Co. Ltd. (“Huacai”), a subsidiary of XFL, entered into an agreement. Pursuant to this agreement, Huacai advanced RMB42,780,000 (around $6.6 million) to XFM SH which secured by U.S. dollar deposits of $6.23 million lent by XSEL to XFN. The agreement was to facilitate the conversion of U.S. dollars into RMB for working capital purpose. The advance from Huacai was included in amount due to related companies. And the deposit advance to XFN was included in amount due from related companies.
(d)	The amounts as of December 31, 2008 and June 30, 2009 principally represented advance from former shareholders of subsidiaries and are non-interest bearing and repayable on demand.
(e)	The amount as of December 31, 2008 and June 30, 2009 represented accrued dividends on Series B Preferred Shares.
(f)	Amount due to and from minority shareholders of subsidiaries as of December 31, 2008 and June 30, 2009 were non-interest bearing and due on demand. On June 4, 2009, the Company advance $1.4 million to a minority shareholder of subsidiary and is non-interest bearing and repayable on demand.
(g)	Amounts due to Parent and its affiliates as of December 31, 2008 represented amounts borrowed from XFL and subsidiaries of XFL (collectively, “XFL Group”) which are not members of the Company and are due on demand. Effective from December 31, 2008, XFL converted its ownership interest in XSEL from class B common shares to class A common shares and no longer as parent company of XSEL.
(h)	Amount due from its affiliate, non-current, as of December 31, 2008 and June 30, 2009 represented the long term receivable from a former shareholder of a subsidiary which is unsecure, interest-free and repayable in 2 years.
20. Subsequent events
          In August 2008, the Company borrowed $14.0 million from UBS AG. On September 15, 2008, Lehman Brothers filed for bankruptcy, and, after the Company refused to post additional collateral for the loan, on September 25, 2008, UBS AG filed a demand for arbitration with the American Arbitration Association against the Company. On October 28, 2008, the Company filed its defense to the demand as well as a cross claim against UBS Financial Services, Inc. On October 1, 2009, the Company settled this dispute with UBS Financial Services and UBS AG without further financial impact.
          In July 2009, the Company granted 250,000 shares to an executive of the Company which is not subject to vesting requirement.

          In connection with the acquisitions of JCBN China and Profitown, the 2008 earn-out consideration for JCBN China of $23.0 million (60% in cash and 40% in the company’s Class A common shares) and Profitown of $1.7 million (60%% in cash and 40% in shares) were finalized in the third quarter of 2009.
          The Company has evaluated subsequent events, as defined by SFAS 165, through the date that the unaudited condensed consolidated financial statements were filed on October 16, 2009.